Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Place of Incorporation

Impact Biolife Science, Inc.	Nevada

Global BioMedical, Inc.	Nevada

Global BioLife, Inc.	Nevada

Sweet Sense, Inc.	Nevada

Happy Sugar, Inc.	Nevada

Biolife Sugar, Inc.	Nevada

DSS Biomedical International, Inc.	Nevada

DSS Biolife International, Inc.	Nevada

Global Sugar Solutions, Inc.	Nevada